RESVERLOGIX

www.resverlogix.com



06016421

Via Courier

SUPPL

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

August 25, 2006


SEC MAIL PROCESSING
RECEIVED
AUG 28 2006
WASH, D.C.
209
SECTION

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

082-35003

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between July 27, 2006 through August 24, 2006.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for:
Kelly McNeill
Chief Financial Officer

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

Enclosures

8/30

751, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2
Telephone: (403) 543-2189 Facsimile: (403) 543-2191 Email: jenelle@corpadmin.ab.ca




www.resverlogix.com
35003
SEC MAIL PROCESSING
RECEIVED
AUG 28 2006
WASH, DC
SECTION

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Symbol: **RVX**

ResVerlogiX Announces Normal Course Issuer Bid

CALGARY, AB, August 11, 2006 – Resverlogix Corp. ("Resverlogix" or the "Company") (TSX: RVX), announced today that the Board of Directors has authorized the Company, subject to regulatory approval, to purchase for cancellation up to 150,000 common shares representing less than one percent of the 24,151,231 currently issued and outstanding common shares as of the date hereof.

From time to time, the market prices of the common shares may not fully reflect the value of Resverlogix's business and its future business prospects. As a result, the Company believes the purchase of its common shares may represent an appropriate and desirable use of its available funds.

The normal course issuer bid will commence on or about August 14, 2006 and shall terminate on or about August 13, 2007, or such earlier date as Resverlogix may complete its purchases. The purchases will be made through the facilities of the TSX in accordance with the requirements of the TSX. The prices that Resverlogix will pay for any common shares will be the market price of the common shares at the time of acquisition. The Company will make no purchases of common shares other than open market purchases. Any common shares acquired by the Company will be cancelled.

During the preceding 12 months, Resverlogix has purchased 163,400 common shares at an average price of $6.09 per share as part of a Normal Course Issuer Bid that expired on June 23, 2006.

About Resverlogix

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI), the Company's second CVD program, is a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program, is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-β Shield™, a program that aims to address the unmet medical need of grievous diseases, such as cancer and fibrosis, with a TGF- β inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual


RESVERLOGIX


RECEIVED
AUG 28 2006

www.resverlogix.com

35003

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Corp. Expands CVD Franchise to NexVas™ VI: Novel Compounds Inhibiting and Protecting from "Vascular Inflammation"

CALGARY, AB, August 14, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX) is pleased to announce that it has expanded its Cardiovascular Disease (CVD) research efforts focused on vascular inflammation (VI). "Preliminary findings demonstrated that NexVas™ compounds have inhibitory effects on a number of inflammation markers comparable to and better than our positive control, a chemical entity representative of Atherogenics Inc's vascular inflammatory drug (AGI-1067) currently in pivotal phase 3 clinical studies (ARISE)," stated Donald J. McCaffrey, President and CEO of Resverlogix. "Currently, our compounds are early in development and have not yet surpassed the AGI-1067 control in potency. However, having successfully increased the potency of our NexVas PR compounds, we are confident in our ability to improve potency with ongoing chemistry efforts and mining of our patent estate," McCaffrey added.

"Expanding upon our vast NexVas™ technology platform into vascular inflammation will continue to position Resverlogix as a leader in the management of plaque stabilization and atherosclerosis, the major underlying cause of cardiovascular disease" added Dr. Johansson.

In 1998 the American Heart Association established a special advisory board panel to identify novel targets for CVD risk. One of the key findings from this panel was that markers of inflammation were one class of emerging targets. Resverlogix believes that this research expansion will continue to position the company as a leader in CVD while presenting multiple commercial opportunities.

About Resverlogix

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-β Shield™, a program that aims to address the unmet medical need of grievous diseases, such as cancer and fibrosis, with a TGF- β inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2


SEC MAIL PROCESSING
RECEIVED
AUG 28 2006
WASH, D.C.

2. **Date of Material Change**

August 11, 2006

3. **News Release**

August 11, 2006 via CCN Matthews.

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company") announced that the Board of Directors has authorized the Company, subject to regulatory approval, to purchase for cancellation up to 150,000 common shares representing less than one percent of the 24,151,231 currently issued and outstanding common shares as of the date hereof

5. **Full Description of Material Change**

Resverlogix announced that the Board of Directors has authorized the Company, subject to regulatory approval, to purchase for cancellation up to 150,000 common shares representing less than one percent of the 24,151,231 currently issued and outstanding common shares as of the date hereof.

From time to time, the market prices of the common shares may not fully reflect the value of Resverlogix's business and its future business prospects. As a result, the Company believes the purchase of its common shares may represent an appropriate and desirable use of its available funds.

The normal course issuer bid will commence on or about August 14, 2006 and shall terminate on or about August 13, 2007, or such earlier date as Resverlogix may complete its purchases. The purchases will be made through the facilities of the TSX in accordance with the requirements of the TSX. The prices that Resverlogix will pay for any common shares will be the market price of the common shares at the time of acquisition. The Company will make no purchases of common shares other than open market purchases. Any common shares acquired by the Company will be cancelled.

During the preceding 12 months, Resverlogix has purchased 163,400 common shares at an average price of $6.09 per share as part of a Normal Course Issuer Bid that expired on June 23, 2006.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A